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UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

CORUS GROUP plc

(Name of Issuer)

Ordinary Shares of 50p each

(Title of Class of Securities)

22087M101

(CUSIP Number)

Demetrios Serghides
17–19 Omonias Avenue, 1st Floor
CY-3052 Limassol
Cyprus
Tel.: + 357 25 564 555

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 21, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [     ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 22087M101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Gallagher Holdings Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Republic of Cyprus

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power

11.

Aggregate Amount Beneficially Owned by Each Reporting Person
214,533,937 ordinary shares held by Gallagher Holdings Limited are deemed to be beneficially owned by its sole shareholder and control person Alisher Usmanov.

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 6.85%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 22087M101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Alisher Usmanov

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Russian Federation

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 214,533,937 ordinary shares

	8.	Shared Voting Power

	9.	Sole Dispositive Power 214,533,937 ordinary shares

	10.	Shared Dispositive Power

11.

Aggregate Amount Beneficially Owned by Each Reporting Person
214,533,937 ordinary shares are deemed to be beneficially owned by Alisher Usmanov as the sole shareholder and control person of Gallagher Holdings Limited.

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 6.85%

14.	Type of Reporting Person (See Instructions) IN

This Amendment No. 1 to Schedule 13D amends and supplements the statement on Schedule 13D filed by Gallagher Holdings Limited and Alisher Usmanov on May 6, 2003 (the Schedule 13D).  Except as supplemented and amended herein, the Schedule 13D remains in full force and effect.

Item 3.	Source and Amount of Funds or Other Consideration

Pursuant to a Loan Agreement dated February 28, 2003 between Gallagher Holdings Limited (Gallagher) and Profeteria Co Limited, a company organized under the laws of Cyprus (Profeteria), Profeteria has opened a credit line (the Credit Line) for Gallagher in the principal amount of USD 100 million, with interest accrued at the rate of 5 (five) per cent per annum for the purpose of purchase of securities and derivative financial instruments thereof issued by Corus Group plc (the Issuer).  Profeteria is a Cyprus-based corporate lender that is not affiliated with Gallagher in any way, and the opening of  the Credit Line is in all respects a transaction conducted on an arm’s-length basis by Profeteria and Gallagher.

The aggregate consideration paid by Gallagher in purchasing an additional 54,740,216 ordinary shares of the Issuer after the filing of the Schedule 13D amounts to approximately USD 22,202,812 (inclusive of broker’s fees and stamp duty, and computed as set out in Item 5 below), and Gallagher has borrowed the entire amount of this consideration from Profeteria in a series of draw downs under the Credit Line.

Item 5.	Interest in Securities of the Issuer
(a)–(b) Gallagher acquired an additional 54,740,216 ordinary shares of the Issuer after the filing of the Schedule 13D by effecting the following transactions:

Date	Number of Shares Acquired	Price per share in GBP	Aggregate price in GBP*	Price per share in USD**	Aggregate price in USD**
July 14, 2003	2,500,000	0.1991	497,700	0.3155	788,685
July 17, 2003	2,500,000	0.2192	548,100	0.3473	868,306
July 18, 2003	281,289	0.2243	63,088	0.3554	99,971
July 21, 2003	2,500,000	0.2444	611,100	0.3873	968,130
July 22, 2003	4,000,000	0.2444	977,760	0.3873	1,549,007
July 22, 2003	1,000,000	0.2485	248,472	0.3938	393,748
July 24, 2003	2,500,000	0.2570	642,600	0.4072	1,018,041
July 25, 2003	500,000	0.2419	120,960	0.3833	191,645
July 25, 2003	500,000	0.2394	119,700	0.3793	189,665
July 25, 2003	1,000,000	0.2470	246,960	0.3914	391,372
July 28, 2003	1,000,000	0.2520	252,000	0.3993	399,294
July 31, 2003	1,000,000	0.2520	252,000	0.3993	399,294
August 1, 2003	2,000,000	0.2470	493,920	0.3914	782,743
August 4, 2003	5,000,000	0.2545	1,272,600	0.4033	2,016,276
August 4, 2003	1,000,000	0.2520	252,000	0.3993	399,294
August 21, 2003	27,458,927	0.2700	7,413,910	0.4278	11,747,341
Total	54,740,216				22,202,812

*                                         Inclusive of broker’s fees and stamp duty.

**                                  All of the aforementioned share purchases were denominated in British pounds in respect of which approximate translations into US dollars are solely for convenience and are computed at the rate of USD 1.5845 per GBP 1, the 12:00 noon buying rate from the Federal Reserve Bank of New York as of August 21, 2003.

All of the foregoing transactions were denominated in British pounds. The share purchase made on August 21, 2003 was a private acquisition made in Cyprus.  All other share purchases were conducted in the open market on the London Stock Exchange in the United Kingdom.

At the time of filing of the Schedule 13D, Gallagher held 159,793,721 ordinary shares of the Issuer, and with the acquisition of an additional 54,740,216 shares after such filing, Gallagher now holds a total of 214,533,937 ordinary shares of the Issuer.  Based upon information contained in the Issuer’s Annual Report on Form 20-F, filed with the Securities and Exchange Commission on March 31, 2003, the Issuer had 3,130,418,053 outstanding ordinary shares as of December 28, 2002, of which the 214,533,937 ordinary shares now held by Gallagher constitute 6.85%.

The Shareholder (as Gallagher’s sole shareholder and control person) has the sole power to vote and dispose of all such 214,533,937 ordinary shares.

To the knowledge of either Filing Person, the Manager does not beneficially own any ordinary shares of the Issuer.

(c)           Except as set forth in (a)–(b) above, neither Filing Person nor, to the knowledge of either Filing Person, the Manager, has effected any transaction in the ordinary shares of the Issuer in the 60 days prior to the date of this Amendment No.1 to Schedule 13D.

(d)           To the knowledge of either Filing Person, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any ordinary shares of the Issuer beneficially owned by the Shareholder.

(e)           Not applicable.

Item 7.	Material to Be Filed as Exhibits

Exhibit

Description

1.	Joint Filing Agreement dated May 6, 2003 between Gallagher Holdings Limited and Alisher Usmanov (filed as exhibit to Schedule 13D filed May 6, 2003).

2.	Loan Agreement dated February 28, 2003 between Profeteria Co. Limited and Gallagher Holdings Limited (filed as exhibit to Schedule 13D filed May 6, 2003).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 22, 2003
Date

GALLAGHER HOLDINGS LIMITED
/s/ DEMETRIOS SERGHIDES
Signature
DEMETRIOS SERGHIDES/SOLE DIRECTOR/EXECUTIVE OFFICER
Name/Title

ALISHER USMANOV

/s/ ALISHER USMANOV
Signature
ALISHER USMANOV
Name/Title